Martin B. Richards	mrichards@mcguirewoods.com
Direct: 804.775.1029	Direct Fax: 804.698.2147

July 2, 2007

VIA EDGAR AND FEDERAL EXPRESS

Elaine Wolff

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Apple REIT Eight, Inc.

Amendment No. 3 to Registration Statement

on Form S-11, Filed July 2, 2007

File No. 333-140548

Dear Ms. Wolff:

We are responding on behalf of our client, Apple REIT Eight, Inc. (the “Company”), to your letter to Mr. Glade M. Knight, President and Chief Executive Officer, dated June 21, 2007. Simultaneously with the submission of this letter, we are filing Pre-effective Amendment No. 3 to the Company’s Registration Statement on Form S-11.

This letter, together with Pre-effective Amendment No. 3, responds to the comments in your letter dated June 21, 2007. Pre-effective Amendment No. 3 is marked to show changes from Pre-effective Amendment No. 2 to the Registration Statement on Form S-11 filed May 30, 2007. A copy of the marked document is included with the copy of this letter being hand delivered to you.

Please note that references to “page numbers in the current filing” as set forth below are references to page numbers in the blacklined version of Amendment No. 3 marked “Courtesy Copy” included in the package being hand delivered to you.

This letter repeats the comments from your letter of June 20, 2007, together with responses on behalf of the Company.

July 2, 2007

General

1.	Please update your financial statements and related notes in accordance with Rule 3-12 of Regulation S-X.

The financial statements and related notes have been updated in the current filing.

Table V

2.	We note your response to comment 4. Please include footnote disclosure in Table V that complies with Rule 409 of Securities Act of 1933.

The requested footnote disclosure has been added on page 123 in the current filing.

As indicated in your letter dated June 21, 2007, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision. Please note that the Company is not requesting acceleration of the effective date of the pending Registration Statement at this time but will, when such request is made, provide the acknowledgments requested in your letter dated June 21, 2007. The Company expects to request acceleration of the effective date of the pending Registration Statement shortly.

We thank the staff very much for its prompt attention to the Company’s filing and for its ongoing assistance in processing this filing.

Any questions concerning this letter or the accompanying Pre-effective Amendment No. 3 to the Registration Statement may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

/s/ Martin B. Richards

Martin B. Richards

MBR/smk

cc:	Michael McTiernan (SEC) Cicely LaMothe (SEC) Glade M. Knight David S. McKenney David P. Buckley Bryan F. Peery